

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Xiaoyu Li
Co-Chief Financial Officer
Fresh2 Group Limited
650 5th Ave STE 2416
New York, NY 10019-6108

> **Re: Fresh2 Group Limited**
> **Form 20-F filed May 16, 2023**
> **20-F/A filed March 25, 2024**
> **Response filed March 25, 2024**
> **File No. 001-39137**

Dear Xiaoyu Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services